Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-219440) on Form S-8 of British American Tobacco p.l.c. of our report dated June 22, 2023, with respect to the statements of net assets available for benefits of the RAI 401k Savings Plan as of December 31, 2022 and 2021 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2022 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022, which report appears in the December 31, 2022 annual report on Form 11-K of the RAI 401k Savings Plan.

/s/ Mayer Hoffman McCann P.C.

June 22, 2023
St. Petersburg, Florida